UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026.

Commission File Number 001-40626

VTEX

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Harbour Place, 103 South Church Street

Grand Cayman, KY1-1002

Cayman Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

PART I - FINANCIAL INFORMATION

Item 1 - Financial Statements

Index to Financial Statements

VTEX

Condensed consolidated interim financial statements

Condensed consolidated interim balance sheets

Condensed consolidated interim statements of operations

Condensed consolidated interim statements of changes in shareholder’s equity

Condensed consolidated interim statements of cash flows

Notes to the condensed consolidated interim financial statements

VTEX

Condensed consolidated interim balance sheets

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	December 31, 2025	December 31, 2024
ASSETS
Current assets
Cash and cash equivalents	15,744	18,673
Marketable securities	176,357	196,135
Trade receivables	61,601	52,519
Recoverable taxes	6,716	10,327
Deferred commissions	2,021	1,671
Prepaid expenses and other current assets	5,066	5,265
Total current assets	267,505	284,590

Non-current assets
Equity investments	9,649	9,649
Trade receivables	6,218	11,384
Deferred tax assets	11,765	13,968
Recoverable taxes	5,050	1,364
Deferred commissions	5,025	4,852
Prepaid expenses and other non-current assets	1,151	1,119
Right-of-use assets	2,751	3,220
Property and equipment, net	3,245	2,970
Intangible assets, net	7,949	6,822
Goodwill	26,324	22,168
Total non-current assets	79,127	77,516
Total assets	346,632	362,106

The above condensed consolidated interim balance sheets should be read in conjunction with the accompanying notes.

VTEX

Condensed consolidated interim balance sheets

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	December 31, 2025	December 31, 2024
LIABILITIES
Current liabilities
Accounts payable and accrued expenses	36,216	36,003
Taxes payable	7,263	7,863
Lease liabilities	1,635	1,617
Deferred revenue	37,931	32,521
Accounts payable from acquisition of subsidiaries	-	29
Other current liabilities	4,918	1,989
Total current liabilities	87,963	80,022

Non-current liabilities
Accounts payable and accrued expenses	3,602	1,754
Taxes payable	161	160
Lease liabilities	1,249	1,695
Accounts payable from acquisition of subsidiaries	1,449	943
Deferred revenue	17,743	22,217
Deferred tax liabilities	589	808
Other non-current liabilities	317	361
Total non-current liabilities	25,110	27,938

Commitments and contingencies

EQUITY
Common stock: $0.0001 par value, 2,100,000,000 shares authorized Class A: 92,576,749 and 103,947,244 issued; 92,576,749 and 103,874,660 outstanding. Class B: 80,416,730 and 80,866,730 issued and outstanding	17	18
Additional paid-in capital	321,976	365,933
Accumulated other comprehensive income (loss)	1,307	(2,023)
Accumulated losses	(89,804)	(109,814)
Equity attributable to VTEX’s shareholders	233,496	254,114
Non-controlling interests	63	32
Total shareholders’ equity	233,559	254,146
Total liabilities and equity	346,632	362,106

The above condensed consolidated interim balance sheets should be read in conjunction with the accompanying notes.

VTEX

Condensed consolidated interim statements of operations

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	Three months ended (unaudited)		Twelve months ended
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024

Subscription revenue	66,687	59,442	234,915	217,658
Services revenue	1,267	2,062	5,602	9,003
Total revenue	67,954	61,504	240,517	226,661

Subscription cost	(12,143)	(12,374)	(46,387)	(47,471)
Services cost	(1,814)	(3,268)	(7,794)	(12,234)
Total cost	(13,957)	(15,642)	(54,181)	(59,705)
Gross profit	53,997	45,862	186,336	166,956

Operating expenses
General and administrative	(7,798)	(7,722)	(33,996)	(34,284)
Sales and marketing	(17,655)	(17,459)	(68,644)	(68,598)
Research and development	(16,882)	(13,398)	(63,891)	(55,412)
Other losses	(439)	(552)	(1,697)	(1,276)
Income from operations	11,223	6,731	18,108	7,386

Other income (expense), net	(359)	1,189	4,373	5,884

Income before income tax	10,864	7,920	22,481	13,270

Total income tax	(1,045)	(1,164)	(2,453)	2,540

Net income for the period	9,819	6,756	20,028	15,810

Less: net income (loss) attributable to non- controlling interest	12	19	18	(8)
Net income attributable to controlling shareholders	9,807	6,737	20,010	15,818

Earnings per share
Basic earnings per share	0.056	0.036	0.111	0.085
Diluted earnings per share	0.054	0.035	0.108	0.082

The above condensed consolidated interim statements of operations should be read in conjunction with the accompanying notes

VTEX

Condensed consolidated interim statements of changes in shareholders’ equity

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	Common Stock
	Shares	Issued capital	Additional paid-in capital	Accumulated other comprehensive income	Accumulated losses	Equity attributable to VTEX’s shareholders	Non- controlling interests	Total shareholders’ equity
At January 1, 2023	188,992,529	19	381,222	1,204	(109,784)	272,661	15	272,676
Net loss for the year	-	-	-	-	(15,848)	(15,848)	(10)	(15,858)
Other comprehensive income	-	-	-	2,022	-	2,022	-	2,022
Exercise of stock options	920,945	-	1,031	-	-	1,031	-	1,031
Share repurchase program	-	-	(35,243)	-	-	(35,243)	-	(35,243)
Share-based compensation	1,583,558	-	14,072	-	-	14,072	-	14,072
Cancellation of shares	(7,470,024)	(1)	-	-	-	(1)	-	(1)
Transactions with non-controlling interests	-	-	-	-	-	-	19	19
At December 31, 2023	184,027,008	18	361,082	3,226	(125,632)	238,694	24	238,718

At January 1, 2024	184,027,008	18	361,082	3,226	(125,632)	238,694	24	238,718
Net income for the year	-	-	-	-	15,818	15,818	(8)	15,810
Other comprehensive loss	-	-	-	(5,249)	-	(5,249)	-	(5,249)
Exercise of stock options	1,163,550	-	3,898	-	-	3,898	-	3,898
Share repurchase program	-	-	(11,202)	-	-	(11,202)	-	(11,202)
Share-based compensation	1,457,415	-	12,155	-	-	12,155	-	12,155
Cancellation of shares	(1,833,999)	-	-	-	-	-	-	-
Transactions with non-controlling interests	-	-	-	-	-	-	16	16
At December 31, 2024	184,813,974	18	365,933	(2,023)	(109,814)	254,114	32	254,146

At January 1, 2025	184,813,974	18	365,933	(2,023)	(109,814)	254,114	32	254,146
Net income for the year	-	-	-	-	20,010	20,010	18	20,028
Other comprehensive income	-	-	-	3,330	-	3,330	-	3,330
Exercise of stock options	110,619	-	232	-	-	232	-	232
Share repurchase program	-	-	(59,108)	-	-	(59,108)	-	(59,108)
Share-based compensation	1,277,195	-	15,083	-	-	15,083	-	15,083
Cancellation of shares	(13,208,309)	(1)	-	-	-	(1)	-	(1)
Transactions with non-controlling interests	-	-	(164)	-	-	(164)	13	(151)
At December 31, 2025	172,993,479	17	321,976	1,307	(89,804)	233,496	63	233,559

The above condensed consolidated interim statements of changes in shareholders’ equity should be read in conjunction with the accompanying notes

VTEX

Condensed consolidated interim statements of cash flows

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	December 31, 2025	December 31, 2024	December 31, 2023

Net income (loss) for the year	20,028	15,810	(15,858)
Adjustments for:
Depreciation and amortization	3,264	3,233	3,961
Deferred income tax	2,723	(3,954)	(1,656)
Loss on disposal of rights of use, property, equipment, and intangible assets	7	120	889
Expected credit losses from trade receivables	1,171	1,082	1,472
Share-based compensation	17,225	16,885	15,582
Gain on investments and other financial instruments, net	(14,817)	(15,493)	(32,442)
Others and foreign exchange, net	8,938	9,429	28,643
Change in operating assets and liabilities
Trade receivables	446	(21,680)	(7,807)
Recoverable taxes	52	(2,845)	(1,766)
Prepaid expenses and other assets	1,138	13	2,229
Accounts payable and accrued expenses	(1,633)	2,712	3,429
Operating leases	(1,700)	(1,981)	(2,144)
Taxes payable	(1,243)	1,021	3,597
Deferred revenue	(4,236)	20,792	5,531
Other liabilities	2,004	820	1,748
Net cash provided by operating activities	33,367	25,964	5,408
Cash flows from investing activities
Proceeds from disposal of joint venture	-	1,026	-
Purchase of marketable securities and equity investments	(204,381)	(133,671)	(135,442)
Sales and maturities of marketable securities and equity investments	233,024	120,915	171,200
Acquisition of subsidiaries net of cash acquired	(3,693)	(2,920)	-
Acquisitions of property and equipment	(1,039)	(2,069)	(477)
Derivative financial instruments	891	(3,987)	(105)
Net cash provided by (used in) investing activities	24,802	(20,706)	35,176
Cash flows from financing activities
Proceeds from the exercise of stock options	232	3,898	1,031
Net-settlement of share-based payment	(2,501)	(4,675)	(2,488)
Buyback of shares	(59,108)	(11,202)	(35,243)
Acquisition of subsidiary noncontrolling interest	(164)	-	-
Payment of loans and financing	(47)	(71)	(1,238)
Net cash used in financing activities	(61,588)	(12,050)	(37,938)
Net increase (decrease) in cash, cash equivalents and restricted cash	(3,419)	(6,792)	2,646
Cash, cash equivalents and restricted cash, beginning of the year	18,673	28,035	26,002
Effect of exchange rate changes	490	(2,570)	(613)
Cash, cash equivalents and restricted cash, end of the year	15,744	18,673	28,035

Supplemental cash flow information:
Cash (paid) refunded for income taxes	104	(1,919)	82
Cash paid for interest			(5)

Non-cash transactions:
Lease liabilities arising from obtaining right-of-use assets and remeasurement	938	1,530	(251)
Unpaid amount related to business combinations	475	972	-
Unpaid amount related to intangible assets acquisitions	1,608	-	-
Transactions with non-controlling interests	12	16	19

The above condensed consolidated interim statements of cash flows should be read in conjunction with the accompanying notes.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

1
Nature of business

VTEX (the “Group” or the “Company”) and its subsidiaries, provides a software-as-a-service digital commerce platform tailored for enterprise brands and retailers. The VTEX platform is designed to be composable and complete, enabling our customers to seamlessly implement, optimize, test, and expand both B2C and B2B digital experiences. Fueled by native solutions and a plug-and-play ecosystem, the platform integrates commerce, marketplace, fulfillment channels, and OMS solutions into a unified framework. This integration empowers VTEX's customers to leverage omnichannel capabilities and formulate innovative strategies for customer engagement, connecting seamlessly across all sales channels. The platform's flexible and low-maintenance nature aims to optimize customers' IT investments, ensuring agility and fostering profit growth, competitive time-to-market, and sustainable evolution and scalability.

The Company's shares, under the symbol “VTEX”, are listed on the New York Stock Exchange (“NYSE”).

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

2
Basis of presentation and consolidation

The accompanying consolidated financial statements and notes thereto, including all prior periods presented, have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the applicable rules and regulations of the Securities and Exchange Commission (“SEC”) regarding financial reporting. The consolidated financial statements are presented in thousands of United States dollars (“USD”), except as otherwise indicated.

The consolidated financial statements include the accounts of the Company and its controlled subsidiaries, including, but not limited to, VTEX ("VTEX"), incorporated in the Cayman Islands; VTEX Argentina S.A. ("VTEX ARG"), incorporated in Argentina; VTEX Brasil Tecnologia para E-commerce LTDA. ("VTEX Brazil"), incorporated in Brazil; VTEX Ecommerce Platform Limited ("VTEX UK"), incorporated in the United Kingdom; VTEX Commerce Cloud Solutions LLC ("VTEX USA"), incorporated in the United States; and other entities in Europe and Latin America. All intercompany accounts and transactions have been eliminated in consolidation. The accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

All relevant information for the interim financial statements, and only this information, are presented and consistent to those used by the Company's Management. The interim financial statements have been prepared to update users on the relevant events and transactions that occurred in the period.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

3
Significant accounting policies

Management has made judgments and estimates that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates. Accounting estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are reasonable under the circumstances. Revisions to estimates are recognized prospectively.

In preparing these condensed consolidated interim financial statements, the significant judgments and estimates made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those set at the consolidated financial statements for the year ended December 31, 2025 and no retrospective adjustments were made.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

4
Business combinations
4.1
Acquisition of Weni

On August 29, 2024, VTEX acquired 100% of the shares of Weni, a privately held company specializing in communication automation solutions and chatbots, to enhance its customer engagement and operational automation capabilities. The purchase price includes an initial cash consideration of US$3,016, paid upon closing, as well as a long-term fixed installment of US$972 with payments extending through 2029. Weni was merged into VTEX Brazil in January 2025.

The acquisition agreement features potential additional payment based on the achievement of specific performance targets and the continued employment of key executives until December 2027. As these additional payments fall outside the scope of the business combination, they are recognized as employee benefit expenses in statements of operations over the applicable service period.

Revenue contribution

If the acquisition had taken place on January 1, 2024, Weni would have contributed revenues of US$3,040 and net profit of US$423 to the Company in 2024. These unaudited proforma results reflect Weni's historical performance and do not account for changes to its operations following the acquisition.

4.2
Acquisition of Newtail

On January 9, 2025, VTEX acquired 100% of the shares of Newtail Serviços de Tecnologia LTDA (“Newtail”), a privately held company specializing in the retail media business. The acquisition is expected to expand the Group's retail media solutions. The purchase price includes an initial cash consideration of US$3,694, paid upon closing, as well as a long-term fixed installment of US$306 with payments extending through 2030. The Group merged Newtail into VTEX Brazil in July 2025.

Revenue contribution

Newtail contributed revenues of US$722 and a net profit of US$142 to the Company in the six-month period ended June 30, 2025. On July 1, 2025, the acquired business was merged into VTEX. Following the merger and the integration of systems and operations effective July 1, 2025, it is impracticable to reasonably determine the revenues and earnings attributable solely to the acquired business for periods after June 30, 2025.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

5
Financial Instruments

The Company measures financial instruments based on quoted prices in active markets (Level 1), inputs from similar instruments such as quoted prices or other directly or indirectly observable market data (Level 2), or where little or no market activity exists, using unobservable inputs that require judgment or estimation (Level 3).

The following tables present the costs, net unrealized gain (losses), and fair value by major security type for our investments:

	As of December 31, 2025
	Cost or Amortized Cost	Unrealized gains	Unrealized losses	Aggregate fair value	Cash and cash equivalents	Marketable securities
Cash	9,651	-	-	9,651	9,651	-
Level 1:
Money market	6,093	-	-	6,093	6,093	-
Mutual funds	152,140	-	-	152,140	-	152,140
Time deposits	15,932	2	-	15,934	-	15,934
Foreign Government bonds	8,283	-	(523)	7,760	-	8,283
Subtotal	182,448	2	(523)	181,927	6,093	176,357

Total	192,099	2	(523)	191,578	15,744	176,357

	As of December 31, 2024
	Cost or Amortized Cost	Unrealized gains	Unrealized losses	Aggregate fair value	Cash and cash equivalents	Marketable securities
Cash	13,750	-	-	13,750	13,750	-
Level 1:
Money market	4,923	-	-	4,923	4,923	-
Mutual funds	128,451	-	-	128,451	-	128,451
US Treasuries	25,198	-	(28)	25,170	-	25,170
Time deposits	8,132	2	-	8,134	-	8,134
Discretionary investment portfolio	22,959	-	-	22,959	-	22,959
Foreign Government bonds	11,981	-	(2,352)	9,629	-	11,421
Subtotal	201,644	2	(2,380)	199,266	4,923	196,135

Total	215,394	2	(2,380)	213,016	18,673	196,135

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

Investments by Contractual Maturity

As of December 31, 2025, the estimated fair values of our investments, categorized by contractual maturity, are as follows:

	Amortized Cost	Aggregate
		Fair Value
Within 1 year	12,538	12,218
After 1 year through 5 years	11,676	11,475
Securities with no defined maturity	158,234	158,234
	182,448	181,927

Equity Investments without Readily Determinable Fair Values

VTEX holds strategic investments in privately held equity securities of unquoted companies. Adjustments related to equity and other investments without readily determinable fair values for the years ended December 31, 2025 and 2024 were as follows:

	2025	2024
Opening balance on January 1	9,649	2,000

Adjustments related to equity and other investments without readily determinable fair values:
Additions	-	6,024
Unrealized gains (i)	-	1,625

Closing balance on December 31	9,649	9,649
(i)
During the year ended December 31, 2024, the Company identified an observable price change resulting in the remeasurement of an equity security of a privately held company at fair value on a non-recurring basis. The observable change was based on a valuation conducted as part of an investment round, utilizing inputs such as revenue growth and through market past transaction multiples technique (level 3). As a result of the remeasurement, the Company recognized unrealized gains of US$1,625, which were presented within "Other income, net" in the consolidated statement of operations.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

6
Trade receivables

Trade receivables are as follows:

	December 31, 2025	December 31, 2024
Trade receivables	68,933	64,855
Expected credit losses	(1,114)	(952)
Total trade receivables	67,819	63,903

Current	61,601	52,519
Non-current	6,218	11,384

The changes in expected credit losses for trade receivables are as follows:

	2025	2024
Opening balance on January 1	(952)	(909)
Addition, net	(1,171)	(1,082)
Addition from acquisition of subsidiaries	(16)	(31)
Write-off	1,131	912
Exchange differences	(106)	158
Closing balance on December 31	(1,114)	(952)

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

7
Income Taxes

Income tax expenses were as follows:

	Three months ended (unaudited)		Twelve months ended
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Current tax
Current tax on profits for the year	208	(1,331)	270	(1,414)
	208	(1,331)	270	(1,414)
Deferred income tax
Decrease (increase) in deferred tax	(1,253)	167	(2,723)	3,954
	(1,253)	167	(2,723)	3,954

Total income tax	(1,045)	(1,164)	(2,453)	2,540

The composition of deferred income tax assets and liabilities as of December 31, 2025 and December 31, 2024 were as follows:

	December 31, 2025	December 31, 2024
Deferred tax assets
Allowance for expected credit loss	392	343
Bonus provision	253	1,424
Share-based compensation (i)	1,704	521
Deferred revenue	2,330	2,644
Research and development expenditures	1,442	1,728
Tax loss (ii)	43,746	42,251
Others (iii)	3,810	4,134
Total deferred tax assets, before valuation allowance	53,677	53,045
Valuation allowance	(39,347)	(37,406)
Total deferred tax assets	14,330	15,639

	December 31, 2025	December 31, 2024
Deferred tax liabilities
Acquisition of subsidiaries	3,155	852
Temporary differences	-	1,626
Others	-	-
Total deferred tax liabilities	3,155	2,478

Total deferred tax assets, net	11,765	13,968
Total deferred tax liabilities, net	589	808
(i)
Mainly related to RSU amounts that are treated as temporary differences until the instrument is vested.
(ii)
Tax losses are mainly a result of the current investment position of operations in Brazil, United Kingdom and United States. In Brazil, tax losses are not subject to statute of limitations but ought to be used observing the limits established by the local tax legislation. The amounts recorded in Brazil are expected to be offset in the foreseeable future. There is not enough positive evidence of recoverability for tax loss carryforwards in VTEX UK and VTEX US, therefore, a valuation allowance for the full amount in these entities was recorded. As of December 31, 2025, these tax losses have not expired.
(iii)
Most of the amounts appointed as others in the deferred tax assets reconciliation correspond to temporary differences mainly arising from operations carried out in Argentina and Brazil. It refers to provision for payment of suppliers, sales commission, unrealized foreign exchange variation and minor items whose deductibility timing differs from accounting rules as determined by local tax laws.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

8
Leases

The balance sheet shows the following amounts related to leases:

	December 31, 2025	December 31, 2024
Right-of-use assets
Office buildings	2,751	3,220
Total	2,751	3,220

	December 31, 2025	December 31, 2024
Lease liabilities
Current	1,635	1,617
Non-current	1,249	1,695
Total	2,884	3,312

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

9
Property and equipment, net

Details of the Group’s property and equipment balances are presented below:

	December 31, 2025	December 31, 2024
Leasehold improvements	2,709	2,039
Machinery and equipment	53	34
Furniture and fixture	626	505
Computer and peripherals	5,216	4,199
Accumulated depreciation	(5,359)	(3,807)
Property and equipment, net	3,245	2,970

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

10
Intangible assets, net

Details of the Group’s intangible assets balance are presented below:

	December 31, 2025	December 31, 2024
Developed technology	5,727	3,929
Trademark	210	186
Intellectual property	2,666	2,351
Customer relationship	10,401	10,028
Others	1,922	444
Accumulated amortization	(12,977)	(10,116)
Intangible assets, net	7,949	6,822

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

11
Accounts payable and accrued expenses

The breakdown of accounts payable and accrued expenses is as follows:

	December 31, 2025	December 31, 2024
Trade payables	17,773	15,840
Social charges	4,522	4,417
Profit-sharing and sales commission	9,373	10,643
Provision for vacation and benefits	5,360	6,377
Others	2,790	480
Total	39,818	37,757

Current	36,216	36,003
Non-current	3,602	1,754

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

12
Taxes payable

The breakdown of taxes payable is as follows:

	December 31, 2025	December 31, 2024
Income tax payable	369	1,411
Other taxes payable	7,055	6,612
Total	7,424	8,023

Current	7,263	7,863
Non-current	161	160

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

13
Contingencies

The Company is party to civil, labor and tax lawsuits involving loss risks. Loss contingencies resulting from lawsuits are estimated and updated by the Company, based on the evaluation of its legal advisors.

The breakdown of existing loss contingencies of the Company which are recognized as a liability, is as follows:

	December 31, 2025	December 31, 2024
Civil	48	56
Labor	3	14
Tax	216	182
Total	267	252

The breakdown of existing contingencies classified as possible losses by the Group, based on the evaluation of its legal advisors, for which no provision was recognized, is as follows:

	December 31, 2025	December 31, 2024
Civil	459	135
Labor	930	156
Tax	1,241	1,011
Total	2,630	1,302

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

14
Revenue from services provided

The Group revenue derives mainly from the transfer of services rendered and fees charged as services are provided, therefore, mostly recognized over time. Disaggregation of revenue by major product lines is as follows:

	Three months ended (unaudited)		Twelve months ended
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Subscriptions	73,248	65,791	257,745	239,747
Taxes on subscriptions	(6,561)	(6,349)	(22,830)	(22,089)
Subscription revenue	66,687	59,442	234,915	217,658

Services provided	1,346	2,224	5,971	9,541
Taxes on services	(79)	(162)	(369)	(538)
Services revenue	1,267	2,062	5,602	9,003

Total revenue	67,954	61,504	240,517	226,661

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

15
Earnings (loss) per share

Basic earnings (loss) per share attributable to common stockholders is computed by dividing net income (loss) attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period.

Diluted earnings per share are computed by affecting all potential weighted average dilutive common stock, including options and restricted stock units.

The following table contains the loss per share of the Group for three and twelve-month periods ended December 31, 2025 and 2024:

	Three months ended		Twelve months ended
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Numerator:
Net income attributable to the stockholders of the Group	9,807	6,737	20,010	15,818

Denominator:
Basic weighted average number of shares outstanding	173,947	185,774	179,623	185,044
Weighted average effect of dilutive securities:
Stock options	1,128	2,821	1,442	3,721
Restricted share units	4,930	3,664	4,044	3,569
Diluted weighted average number of shares	180,005	192,259	185,109	192,334

Earnings per share:
Basic	0.056	0.036	0.111	0.085
Diluted	0.054	0.035	0.108	0.082

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

16
Share-based compensation
16.1.
Share-based compensation: VTEX

VTEX provides share-based compensation to selected directors and employees as a stock-option plan.

Both stock options and RSU instruments are exercisable as long as the director or employee fulfills the worked periods after the options are granted.

Set out below are summaries of options granted under the plans:

	Number of options (thousands)	Weighted average exercise price	Remaining contractual terms in years	Weighted average grant date fair value
At January 1, 2025	9,115	4.55	3.02	1.74
Granted	1,212	4.56	-	1.91
Forfeit	(95)	9.19	-	4.19
Exercised (i)	(113)	2.05	-	0.72
At December 31, 2025	10,119	4.55	2.35	1.75

Stock options exercisable as of December 31, 2025	6,889	4.42	1.78	1.45
(i)
The number of stock options withheld for tax purposes was 3 thousand shares.

The fair value of the stock options granted is calculated based on the Binomial Options Pricing Model considering the average contract term. The model inputs for options included:

●
Strike Price - Average price weighted by the quantity granted;
●
Target Asset Price - The trading price closest to the granting date of the options;
●
Risk-Free Interest Rate - US Treasury interest rate, according to the contractual term;
●
Volatility - According to comparable peer entities listed on the stock exchange.

The weighted average inputs used in the year ended December 31, 2025:

●
Target Asset Price – US$ 4.56 per share (December 31, 2024 – US$ 6.82 per share)
●
Risk-Free Interest Rate – 3.62% (December 31, 2024 – 4.20%)
●
Volatility – 52.79% (December 31, 2024 – 55.83%)
●
Expected dividend: None

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

The following table summarizes the RSU options granted under the plan:

	Number of RSUs (thousands)	Weighted average grant date fair value
At January 1, 2025	3,839	6.70
Granted	3,572	5.10
Forfeit	(325)	6.41
Settled (i)	(1,733)	6.89
At December 31, 2025	5,353	5.58
(i)
The number of RSUs withheld for tax purposes was 458 thousand shares.

The fair value of the restricted stock units granted was calculated using the same Target Asset Price used in the Stock Options appraisal model.

For the year ended December 31, 2025 there was US$28,702 of remaining unamortized compensation costs, including social charges, related to unvested stock options and RSUs granted to the Group’s employees. This cost will be recognized over an estimated weighted average remaining period of 1.59 years. Total unamortized compensation costs will be adjusted for future changes in estimated forfeitures.

The total expense, including taxes and social charges related to the share-based compensation plan for the year ended December 31, 2025, was US$ 18,380 (US$ 18,549 in 2024). For the year ended December 31, 2025, the Group recorded in additional paid-in capital the amount of US$ 14,792 (US$ 10,752 in 2024).

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

16.2.
Share-based compensation: Loja Integrada

On April 29, 2021, VTEX introduced a new share-based compensation plan offering RSUs to selected directors and employees in Loja Integrada, a subsidiary wholly owned. They are exercisable as long as the director or employee fulfills the worked periods after the options are granted.

The following table summarizes the RSU options granted under the plan:

	Number of RSUs (thousands)	Weighted average grant date fair value
At January 1, 2025	188.89	5.51
Granted	110.51	6.05
Forfeit	(66.22)	4.86
Settled (i)	(81.87)	5.60
At December 31, 2025	151.31	6.07
(i)
The number of RSUs withheld for tax purposes was 21 thousand shares.

For the year ended December 31, 2025, there was US$494 of remaining unamortized compensation cost, including social charges, related to unvested stock options and RSUs granted to the Group’s employees. This cost will be recognized over an estimated weighted-average remaining period of 2.24 years. Total unamortized compensation costs will be adjusted for future changes in estimated forfeitures.

The total expense, including taxes and social charges related to the Loja Integrada share-based compensation plan for the year ended December 31, 2025, was US$ 288 (US$657 in 2024). For the year ended December 31, 2025, the Group recorded in additional paid-in capital an increase of US$ 289 (US$411 in 2024).

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

16.3.
Amounts recognized in the statement of operations

The following table illustrates the classification of share-based compensation in the consolidated statements of operations which includes both share-based compensation of VTEX and Loja Integrada, which includes social charges and taxes:

	Three months ended (unaudited)		Twelve months ended
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Subscription cost	(26)	207	(209)	29
Services cost	(84)	(499)	(461)	(972)
General and administrative	(2,197)	(1,679)	(8,902)	(8,117)
Sales and marketing	(798)	(1,347)	(4,174)	(4,642)
Research and development	(1,261)	(1,301)	(4,922)	(5,504)
Total	(4,366)	(4,619)	(18,668)	(19,206)

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

17
Other income (expense), net

The breakdown of other income for the three and twelve-month periods ended December 31, 2025 and 2024 is as follows:

	Three months ended (unaudited)		Twelve months ended
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Interest income	551	1,563	3,659	14,168
Foreign exchange gains (losses)	(1,703)	(171)	(10,388)	(10,196)
Gains (losses) on financial instruments	1,091	(141)	11,846	2,008
Other, net	(298)	(62)	(744)	(96)
Other income, net	(359)	1,189	4,373	5,884

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

18
Subsequent events

Renewal of share repurchase program

On February 24, 2026, the Board of Directors of VTEX authorized the Company to repurchase Class A common shares of the Company, par value US$0.0001 per share, for an aggregate consideration of up to US$50.0 million. This authorization began on February 25, 2026, and is scheduled to expire on February 24, 2027.

Repurchases under the Company's program may be made from time to time in open market or privately negotiated transactions in accordance with applicable laws, including the Securities and Exchange Commission Rule 10b-18. The timing of repurchases will depend on factors including market conditions and prices, the Company’s liquidity requirements and alternative uses of capital. The share repurchase program could be suspended from time to time or discontinued, and there is no assurance as to the number of shares that will be repurchased under the program or that there will be any repurchases.

The timing and amount of shares repurchased (if any) will be determined by the Company’s management based on its evaluation of market conditions, applicable legal requirements and other factors. Repurchases may also be made under a Rule 10b5-1 plan. Any repurchased shares may be canceled or remain available for use in connection with its equity incentive plans and for other corporate purposes.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

Item 2 – Management’s discussion and analysis of financial condition and results of operations

This Management's Discussion and Analysis of Financial Condition and Results of Operations section may contain certain forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events may differ significantly from those expressed or implied in such forward-looking statements for several reasons, including those described in our prior filings with the U.S. Securities and Exchange Commission.

The following analysis and discussion of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated interim financial statements as of December 31, 2025 and 2024 included elsewhere in this document.

Overview

VTEX is the commerce suite of choice for bold CIOs and CEOs globally, delivering transformative outcomes with unprecedented operational efficiency. By unifying a comprehensive ecosystem of solutions, including B2C, B2B, Omnichannel, Retail Media and After-Sales Support. VTEX empowers brands and retailers to eliminate friction, foster collaboration, and accelerate growth. More than just software, VTEX is an agent of transformation, seamlessly connecting customers, partners, and developers to drive tangible business results.

Through our pragmatic composability approach, we empower brands, distributors, and retailers with unparalleled flexibility and comprehensive solutions, enabling them to invest solely in what provides a clear business advantage and boosts profitability. Our platform is designed to be the operating system for the commerce ecosystem to orchestrate complex network of consumers, business partners, suppliers, and fulfillment providers in one place. VTEX puts its customers’ business on a fast path to growth with a complete Commerce, Marketplace, and OMS solution. We help global companies build, manage and deliver native and advanced B2B, B2C, and marketplace commerce experiences with unprecedented time to market and without complexity.

We are redefining the boundaries between digital and physical commerce, empowering personal shoppers, and fostering seamless interactions across both realms. Our aim is to boost our customers' conversion and efficiency rates in their commerce operations. Through VTEX, enterprises can easily build online stores, integrate and manage orders across multiple channels, create marketplaces to sell third-party vendors' products, and optimize their product delivery process, among many other capabilities.

With 25 years of experience in digital commerce, VTEX has been a leader in accelerating the digital commerce transformation in Latin America and is expanding globally. Our platform is engineered to enterprise-level standards and functionality with approximately 88.9% of our GMV coming from large, blue-chip companies (i.e. customers with more than US$10 million of GMV per year). We are trusted by more than 2.2 thousand customers with over 3.1 thousand active online stores across 44 countries to connect with their consumers in a meaningful way.

We benefit from the acceleration of digitalization globally, and in particular in Latin America, where ecommerce is still underpenetrated. Accelerating ecommerce growth, evolving consumer expectations and the proliferation of digital shopping alternatives are raising the bar for brands and retailers to stay relevant. Legacy structures developed over years force enterprises to choose between deep customization and speed to market. Our technology combined with our ecosystem of partners solves this problem. We deliver flexibility and simplicity to complex, mission critical commerce operations.

In the year 2024, our company achieved several recognitions and acknowledgments. VTEX was the only vendor named a Customers’ Choice in the Gartner® Voice of the Customer for Digital Commerce report, and a Challenger in the Magic Quadrant™ for Digital Commerce report for our Ability to Execute and Completeness of Vision, having been recognized in the Gartner® Magic Quadrant™ for Digital Commerce report for the eighth consecutive year. VTEX was also named a Leader in IDC MarketScape: Worldwide B2C Digital Commerce Platforms for Midmarket Growth 2024 Vendor Assessment, and a Leader in IDC

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

MarketScape: Worldwide Headless Digital Commerce Applications for Midmarket Growth Vendor Assessment. Additionally, Paradigm B2B Combine: Enterprise Edition report and Paradigm B2B Combine: Midmarket Edition awarded VTEX medals in all 12 B2B digital commerce categories evaluated in each report.

VTEX was once again recognized as a Customers’ Choice in the 2025 Gartner® Voice of the Customer for Digital Commerce report, for the second year in a row.

We offer access to our platform on a subscription basis, which accounted for 98.1% of our revenue for the three-month period ended December 31, 2025, compared to 96.6% of our revenue in the same period of 2024. Our subscription revenue is based on a fixed subscription fee and a transaction-based fee. The transaction-based fee accounts for most of our subscription revenues and is primarily structured as a take rate or percentage of the total value of the orders processed through our platform, including value added taxes and shipping, which we refer to as our GMV. Our transaction-based fee model aligns our success with our customers’ success and our revenue grows as our customers’ GMV grows. In the three-month period ended December 31, 2025, our GMV reached US$6.3 billion, representing an increase of 17.2% in USD and 10.0% on an FX neutral basis. In the same period, our subscription revenue reached US$66.7 million, representing an increase of 12.2% in USD and 5.4% on an FX neutral basis.

Key metric — Gross merchandise value

The key metric we use to measure our performance, identify trends affecting our business, formulate our business plan projections and support our strategic decisions is GMV. Due to the seasonality of ecommerce and the foreign exchange effects resulting from the volatility of the currencies of the jurisdictions where we operate (particularly Latin America countries) vis-à-vis the U.S. Dollar (which is our functional currency), our management compares GMV on a year-over-year and foreign exchange neutral basis. The foreign exchange neutral measures are calculated by using the average monthly exchange rates for each month during the previous year, adjusted by inflation in countries with hyper-inflation, and applying them to the corresponding months of the current year, so as to calculate what our results would have been had exchange rates remained stable from one year to the next.

GMV is the total value of customer orders processed through our platform, including value added taxes and shipping. Our GMV does not include the value of orders processed by our SMB customers or B2B transactions. Due to our transaction-based subscription model, we believe that GMV growth is linked with our revenue growth and we track GMV as an indicator of the success of our customers, the performance of the platform and our market share.

	Three months ended		Twelve months ended
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
	(in millions of U.S. Dollars, unless otherwise indicated)
GMV	6,320.3	5,392.9	20,458.1	18,247.5
GMV growth FX neutral (%)	10.0%	10.9%	12.9%	16.2%

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

Seasonality and quarterly operations results

Our transaction-based subscription model, similar to most retail businesses, experiences seasonal fluctuations. Historically, we have generated higher net sales in the fourth quarter, as a consequence of the concentration of special dates during that quarter.

The following table sets forth our quarterly condensed consolidated interim statements of operations data for each of the last historical nine quarters. The condensed consolidated interim statements of operations data below has been prepared on the same basis as the unaudited consolidated financial statements included elsewhere in this document and, in our opinion, reflects all necessary adjustments, consisting only of ordinary course recurring adjustments, necessary to present this information fairly and accurately. These historical quarterly results of operations are not necessarily indicative of the results of operations for any future period.

	For the three months ended (unaudited)
(in US$ millions)	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025

Subscription revenue	50.4	54.0	53.9	59.4	52.6	57.2	58.4	66.7
Services revenue	2.3	2.6	2.1	2.1	1.6	1.5	1.2	1.3
Total revenue	52.6	56.5	56.0	61.5	54.2	58.8	59.6	68.0
Subscription cost	(11.6)	(11.9)	(11.7)	(12.4)	(11.1)	(11.6)	(11.6)	(12.1)
Services cost	(3.2)	(3.1)	(2.7)	(3.3)	(2.1)	(1.9)	(2.0)	(1.8)
Total cost	(14.8)	(15.0)	(14.3)	(15.6)	(13.2)	(13.5)	(13.5)	(14.0)
Gross profit	37.9	41.6	41.6	45.9	41.0	45.3	46.1	54.0
Operating expenses
General and administrative	(8.8)	(9.4)	(8.3)	(7.7)	(9.0)	(9.0)	(8.1)	(7.8)
Sales and marketing	(17.2)	(17.3)	(16.6)	(17.5)	(16.8)	(17.4)	(16.7)	(17.7)
Research and development	(14.0)	(14.3)	(13.7)	(13.4)	(14.9)	(15.4)	(16.7)	(16.9)
Other income (losses)	(0.4)	0.3	(0.7)	(0.6)	(0.4)	(0.5)	(0.3)	(0.4)
Income (loss) from operation	(2.5)	0.8	2.3	6.7	(0.2)	2.9	4.2	11.2
Other income (expense), net	(0.7)	5.5	(0.1)	1.2	1.6	0.9	2.2	(0.4)
Income (loss) before income tax	(3.2)	6.3	2.2	7.9	1.4	3.8	6.4	10.9
Income tax	2.4	0.2	1.1	(1.2)	(0.6)	(0.8)	(0.0)	(1.0)
Net income (loss) for the period	(0.9)	6.6	3.4	6.8	0.9	3.0	6.4	9.8
Earnings (loss) per share
Basic earnings (loss) per share US$	(0.00)	0.04	0.02	0.04	0.00	0.02	0.04	0.06
Diluted earnings (loss) per share US$	(0.00)	0.03	0.01	0.04	0.00	0.02	0.03	0.06

The following table sets forth selected condensed consolidated interim statements of operations data for each of the periods indicated as a percentage of total revenue.

	For the three months ended (unaudited)
	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025

Total revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Subscription cost	(22)%	(21)%	(20.8)%	(20.1)%	(20.5)%	(19.7)%	(19.4)%	(17.9)%
Services cost	(6.1)%	(5.5)%	(4.8)%	(5.3)%	(3.9)%	(3.3)%	(3.3)%	(2.7)%
Total cost	(28.1)%	(26.5)%	(25.6)%	(25.4)%	(24.3)%	(23)%	(22.7)%	(20.5)%
Gross profit	71.9%	73.5%	74.4%	74.6%	75.7%	77.0%	77.3%	79.5%
Operating expenses
General and administrative	(16.7)%	(16.7)%	(14.9)%	(12.6)%	(16.7)%	(15.3)%	(13.7)%	(11.5)%
Sales and marketing	(32.7)%	(30.6)%	(29.7)%	(28.4)%	(31.1)%	(29.7)%	(28)%	(26)%
Research and development	(26.5)%	(25.4)%	(24.5)%	(21.8)%	(27.4)%	(26.2)%	(28.1)%	(24.8)%
Other income (losses)	(0.7)%	0.6%	(1.2)%	(0.9)%	(0.8)%	(0.8)%	(0.6)%	(0.6)%
Income (loss) from operation	(4.7)%	1.4%	4.2%	10.9%	(0.4)%	5.0%	7.0%	16.5%
Other income, net	(1.4)%	9.8%	(0.2)%	1.9%	3.0%	1.5%	3.7%	(0.5)%
Income (loss) before income tax	(6.1)%	11.2%	4.0%	12.9%	2.7%	6.5%	10.7%	16.0%
Income tax	4.5%	0.4%	2.0%	(1.9)%	(1.1)%	(1.4)%	(0)%	(1.5)%
Net income (loss) for the period	(1.6)%	11.6%	6.0%	11.0%	1.6%	5.1%	10.7%	14.4%

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

The following table sets forth our Non-GAAP income (loss) from operations for each of the periods indicated:

	For the three months ended (unaudited)
	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025

Income (loss) from operation	(2.5)	0.8	2.3	6.7	(0.2)	2.9	4.2	11.2
Share-based compensation expense	4.9	5.0	4.7	4.6	4.5	5.0	4.7	4.4
Amortization and adjustment related to acquisitions	0.5	0.4	0.4	0.4	0.5	0.6	0.6	0.6
Earn out expenses related to acquisitions	-	-	0.2	0.5	0.5	-	-	-
Non-GAAP Income from operation	2.9	6.3	7.6	12.3	5.3	8.5	9.5	16.2

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

Components of our results of operations

The following is a summary of the principal line items comprising condensed consolidated interim statements of operations.

Total revenue

Our total revenue consists of (1) subscription and support revenue, arising from a multichannel cloud and SaaS-based platform focused on ecommerce; and (2) revenue from professional services and other, arising substantially from consulting services.

Subscription revenue

Subscription revenue consists of revenue derived from (1) a mix of transaction-based fees and fixed subscription fees, in each case derived from customers using our platform; (2) our SMB business; and (3) other business units that generate recurring revenue to us.

Transaction-based fees comprise (a) commission fees charged to customers based on a percentage of the GMV or a fee per order processed on our platform; and (b) commission fees charged to marketplace partners, payment providers, and any other services provided through our app store.

Fixed subscription fees comprise (a) yearly or multi-year upfront fees paid by merchants to reduce future variable fees; and (b) fixed monthly fee for using our platform in any given month. Fixed fees are paid to us at the beginning of the applicable subscription period, regardless of the length of the subscription period. As subscription fees are received in advance of providing the related services, we record deferred revenue on our consolidated balance sheet for the unearned revenue and recognize revenue ratably over the related subscription period.

Services revenue

Services revenue consists primarily of revenue derived from consulting services which are recognized over time during the period that services are performed. Services revenue accounted for 1.9% of our revenue for the three-month period ended December 31, 2025, compared to 3.4% in the same period of 2024. For the twelve-month period ended on December 31, 2025, services revenue accounted for 2.3% of our revenue, compared to 4.0% in the same period of 2024.

Cost of revenue

Our total cost consists of (1) subscription cost; and (2) services cost.

Subscription cost of revenue

Subscription cost consists mainly of costs related to hosting and customer support costs. The hosting related costs include third-party providers, software related platform operating costs, and compensation for our infrastructure team. Support costs are mostly driven by personnel cost, and represent expenses related to the support we provide to our customers.

Services cost of revenue

Services cost consists mainly of personnel costs and/or third-party expenses to provide the professional services advisory for a specific project of a customer project.

Operating expenses

Our operating expenses consist of general and administrative expenses, sales and marketing expenses, and research and development expenses.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

General and administrative expenses consist primarily of (1) personnel-related expenses (including stock-based compensation) for our finance, support operation departments, legal and compliance teams; (2) corporate expenses; and (3) corporate overhead allocation. General and administrative expenses also include costs related to business acquisitions, legal and other professional services fees and depreciation and amortization.

Sales and marketing expenses consist primarily of (1) personnel-related expenses (including stock-based compensation) and commissions paid to the direct sales team, the success team, partnership sales team and sales enablement team; (2) travel-related expenses; (3) marketing and events expenses; (4) finder fee commissions; and (5) the allocation of corporate overhead. We plan to continue to incur sales and marketing expenses in the regions that we currently have a presence as well as in new regions over time in order to continue to enhance our brand awareness and our capabilities to attract new customers.

Research and development expenses consist primarily of (1) personnel-related expenses (including stock-based compensation) for product development, product management and product design; (2) software subscription costs related to the product; and (3) the allocation of corporate overhead. We expect to increase the research and development expenses to continue investing in product innovation, and in the development of new products.

Other income (expense), net

Other income (expense), net consists primarily of interest income, foreign exchange gains and losses, fair value gains or losses on financial instruments, and other financial items.

Income tax

Provision for income taxes consists primarily of income taxes, current and deferred, in certain foreign jurisdictions in which we conduct business. The current and deferred income taxes are calculated based on the tax laws enacted or substantively enacted at the end of the reporting period in the countries in which we operate and generate taxable income. Deferred tax assets are evaluated at each reporting period, and valuation allowances are recorded when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

Historical consolidated operations results

Comparison of results of operations for the three and twelve-month periods ended December 31, 2025 and 2024

The following table sets forth our condensed consolidated interim statements of operations for the three and twelve-month periods ended December 31, 2025 and 2024. The period-to-period comparison of financial results is not necessarily indicative of future results.

	Three months ended (unaudited)		Twelve months ended
(in US$ thousands)	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Subscription revenue	66,687	59,442	234,915	217,658
Services revenue	1,267	2,062	5,602	9,003
Total revenue	67,954	61,504	240,517	226,661
Subscription cost (1)	(12,143)	(12,374)	(46,387)	(47,471)
Services cost (1)	(1,814)	(3,268)	(7,794)	(12,234)
Total cost	(13,957)	(15,642)	(54,181)	(59,705)
Gross profit	53,997	45,862	186,336	166,956
Operating expenses
General and administrative (1) (3)	(7,798)	(7,722)	(33,996)	(34,284)
Sales and marketing (1) (2) (3)	(17,655)	(17,459)	(68,644)	(68,598)
Research and development (1) (2) (3)	(16,882)	(13,398)	(63,891)	(55,412)
Other losses	(439)	(552)	(1,697)	(1,276)
Income from operation	11,223	6,731	18,108	7,386
Other income (expense), net	(359)	1,189	4,373	5,884
Income before income tax	10,864	7,920	22,481	13,270
Total income tax	(1,045)	(1,164)	(2,453)	2,540
Net income for the period	9,819	6,756	20,028	15,810

(1) Includes stock-based compensation expenses as follows:

	Three months ended (unaudited)		Twelve months ended
(in US$ thousands)	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Subscription cost	(26)	207	(209)	29
Services cost	(84)	(499)	(461)	(972)
General and administrative	(2,197)	(1,679)	(8,902)	(8,117)
Sales and marketing	(798)	(1,347)	(4,174)	(4,642)
Research and development	(1,261)	(1,301)	(4,922)	(5,504)
Total	(4,366)	(4,619)	(18,668)	(19,206)

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

(2) Includes earn-out expenses related to acquisitions as follows:

	Three months ended (unaudited)		Twelve months ended
(in US$ thousands)	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Sales and marketing	-	(286)	(286)	(387)
Research and development	-	(191)	(190)	(258)
Total	-	(477)	(476)	(645)

(3) Includes amortization related to acquisitions as follows:

	Three months ended (unaudited)		Twelve months ended
(in US$ thousands)	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
General and administrative	(4)	(4)	(15)	(16)
Sales and marketing	(407)	(317)	(1,576)	(1,212)
Research and development	(162)	(119)	(573)	(532)
Total	(573)	(440)	(2,164)	(1,760)

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

Total revenue

The components of our total revenue during the three and twelve-month periods ended on December 31, 2025 and 2024 were as follows:

	Three months ended (unaudited)			Twelve months ended
(in US$ thousands, except percentages)	December 31, 2025	December 31, 2024	Variation	December 31, 2025	December 31, 2024	Variation
Subscription revenue	66,687	59,442	12.2%	234,915	217,658	7.9%
Services revenue	1,267	2,062	(38.6)%	5,602	9,003	(37.8)%
Total revenue	67,954	61,504	10.5%	240,517	226,661	6.1%

Total revenue for the three-month period ended December 31, 2025 was US$68.0 million, an increase of US$6.5 million, or 10.5% in US$ or 3.8% on an FX neutral basis, from US$61.5 million in the same period of 2024. The increase in total revenue was primarily driven by: an increase in GMV of 17.2% in US$ or 10.0% on an FX neutral basis to US$6.3 billion for the three-month period ended December 31, 2025, from US$5.4 billion in the same period of 2024, which also led to higher revenues from transaction-based fees.

Total revenue for the twelve-month period ended December 31, 2025 was US$240.5 million, an increase of US$13.9 million, or 6.1% in US$ or 7.6% on an FX neutral basis, from US$226.7 million in the same period of 2024. The increase in total revenue was primarily driven by: an increase in GMV of 12.1% in US$ or 12.9% on an FX neutral basis to US$20.5 billion for the twelve-month period ended December 31, 2025, from US$18.2 billion in the same period of 2024, which also led to higher revenues from transaction-based fees.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

Total cost

The components of our total cost during the twelve-month periods ended on December 31, 2025 and 2024 were as follows:

	Three months ended (unaudited)			Twelve months ended
(in US$ thousands, except percentages)	December 31, 2025	December 31, 2024	Variation	December 31, 2025	December 31, 2024	Variation
Subscription cost	(12,143)	(12,374)	(1.9)%	(46,387)	(47,471)	(2.3)%
Services cost	(1,814)	(3,268)	(44.5)%	(7,794)	(12,234)	(36.3)%
Total cost	(13,957)	(15,642)	(10.8)%	(54,181)	(59,705)	(9.3)%

Total cost for the three-month period ended December 31, 2025 decreased by US$1.7 million, or 10.8%, to US$14.0 million from US$15.6 million in the same period of 2024, mainly due to a decrease in total cost of services by US$1.5 million primarily due to the phase-out of hyper-care services for new customers in the US and Europe, as our matured ecosystem now enables more autonomous and efficient implementations.

Total cost for the twelve-month period ended December 31, 2025 decreased by US$5.5 million, or 9.3%, to US$54.2 million from US$59.7 million in the same period of 2024, mainly due to a decrease in total cost of services by US$4.4 million primarily due to the phase-out of hyper-care services for new customers in the US and Europe, as our matured ecosystem now enables more autonomous and efficient implementations.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

Gross profit

As a result of the above, our gross profit increased by US$8.1 million, or 17.7% to US$54.0 million for the three-month period ended December 31, 2025 from US$45.9 million in the same period of 2024. As a percentage of our total revenue, our gross profit increased to 79.5% in the three-month period ended December 31, 2025 from 74.6% in the same period of 2024, mainly due to efficiencies from AI-powered automation in customer support and, to a smaller extent, a higher mix of subscription revenue.

Our gross profit increased by US$19.4 million, or 11.6% to US$186.3 million for the twelve-month period ended December 31, 2025 from US$167.0 million in the same period of 2024. As a percentage of our total revenue, our gross profit increased to 77.5% in the twelve-month period ended December 31, 2025 from 73.7% in the same period of 2024, mainly due to efficiencies from AI-powered automation in customer support and, to a smaller extent, a higher mix of subscription revenue.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

Operating expenses

General and administrative

General and administrative expenses during the three and twelve-month periods ended on December 31, 2025 and 2024 were as follows:

	Three months ended (unaudited)			Twelve months ended
(in US$ thousands, except percentages)	December 31, 2025	December 31, 2024	Variation	December 31, 2025	December 31, 2024	Variation
General and administrative	(7,798)	(7,722)	1.0%	(33,996)	(34,284)	(0.8)%
Percentage of total revenue	11.5%	12.6%	-	14.1%	15.1%	-

Our general and administrative expenses remained relatively stable, increasing slightly by US$0.1 million, or 1.0%, to US$7.8 million for the three-month period ended December 31, 2025 from US$7.7 million in the same period of 2024, with no significant changes in key expense categories.

For the twelve-month period ended December 31, 2025, our general and administrative expenses remained stable, with a slight variation of US$0.3 million, or 0.8%, reaching US$34.0 million compared to US$34.3 million in the same period of 2024, with no significant changes in key expense categories.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

Sales and marketing

Sales and marketing expenses during the three and twelve-month periods ended December 31, 2025 and 2024 were as follows:

	Three months ended (unaudited)			Twelve months ended
(in US$ thousands, except percentages)	December 31, 2025	December 31, 2024	Variation	December 31, 2025	December 31, 2024	Variation
Sales and marketing	(17,655)	(17,459)	1.1%	(68,644)	(68,598)	0.1%
Percentage of total revenue	26.0%	28.4%	-	28.5%	30.3%	-

Our sales and marketing expenses remained relatively stable, increasing by US$0.2 million, or 1.1%, to US$17.7 million for the three-month period ended December 31, 2025 from US$17.5 million in the same period of 2024, with no significant changes in key expense categories. Although headcount was reduced during the period, the reduction in personnel-related expenses was offset by severance and termination related expenses.

For the twelve-month period ended December 31, 2025, our sales and marketing expenses remained stable, reaching US$68.6 million compared to US$68.6 million for the same period of 2024, with no significant changes in key expense categories. Although headcount was reduced during the period, the reduction in personnel-related expenses was offset by severance and termination related expenses.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

Research and development

Research and development expenses during the three and twelve-month periods ended on December 31, 2025 and 2024 were as follows:

	Three months ended (unaudited)			Twelve months ended
(in US$ thousands, except percentages)	December 31, 2025	December 31, 2024	Variation	December 31, 2025	December 31, 2024	Variation
Research and development	(16,882)	(13,398)	26.0%	(63,891)	(55,412)	15.3%
Percentage of total revenue	24.8%	21.8%	-	26.6%	24.4%	-

Our research and development expenses increased by US$3.5 million, or 26.0% to US$16.9 million for the three-month period ended December 31, 2025 from US$13.4 million in the same period of 2024, primarily due to (1) an increase in personnel-related expenses, including share-based compensation driven by the BRL appreciation against the USD, as most of the R&D team is based in Brazil, and (2) an increase in IT-related expenses.

For the twelve-month period ended December 31, 2025, our research and development expenses increased by US$8.5 million, or 15.3%, to US$63.9 million from US$55.4 million in 2024, primarily due to (1) an increase in personnel-related expenses, including share-based compensation, and (2) an increase in IT-related expenses.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

Other income (expense), net

Other income (expense), net amounted to an expense of US$0.4 million for the three-month period ended December 31, 2025, compared to a revenue of US$1.2 million in the same period of 2024 mainly due to (1) an increase in foreign exchange losses to US$1.7 million in December 31, 2025 from US$0.2 million in December 31, 2024, and (2) a decrease in interest income to US$0.6 million in December 31, 2025 from US$1.6 million in December 31, 2024; this was partially offset by (3) an increase in gains on financial instruments to US$1.1 million in December 31, 2025 from a loss of US$ 0.1 million in December 31, 2024.

Other income (expense), net amounted to a revenue of US$4.4 million for the twelve-month period ended December 31, 2025, compared to a revenue of US$5.9 million in December 31, 2024 mainly due to (1) a decrease in interest income to US$3.7 million in December 31, 2025 from US$14.2 million in December 31, 2024, which was mostly offset by (2) an increase in gains on financial instruments to US$11.8 million in December 31, 2025 from a gain of US$2.0 million in December 31, 2024.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

Net income for the period

As a result of the above, our net income amounted to US$9.8 million for the three-month period ended December 31, 2025, compared to a net income of US$6.8 million in the same period of 2024.

As a result of the above, our net income amounted to US$20.0 million for the twelve-month period ended December 31, 2025, compared to a net income of US$15.8 million in the same period of 2024.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

Condensed consolidated statements of cash flows

The following table sets forth certain condensed consolidated cash flow information for the periods indicated:

	For the twelve months ended
(in US$ thousands)	December 31, 2025	December 31, 2024
Net cash provided by operating activities	33,367	25,964
Net cash provided by (used in) investing activities	24,802	(20,706)
Net cash used in financing activities	(61,588)	(12,050)
Net decrease in cash and cash equivalents	(3,419)	(6,792)

Net cash provided by operating activities

For the twelve-month period ended December 31, 2025, our net cash provided by operating activities amounted to US$33.4 million, compared to US$26.0 million cash provided in the same period of 2024, primarily as a result of:

•
an improvement in net income, which amounted to US$20.0 million of net income for the twelve-month period ended December 31, 2025, compared to a net income of US$15.8 million for the same period in 2024;
•
changes in operating assets which consisted mainly of a decrease in trade receivables of US$0.4 million for the twelve-month period ended December 31, 2025, compared to an increase of US$21.7 million for the same period in 2024; partially offset by:
•
changes in operating liabilities which consisted mainly of a decrease in deferred revenue of US$4.2 million for the twelve-month period ended December 31, 2025, compared to an increase of US$20.8 million for the twelve-month period ended December 31, 2024

Net cash provided by (used in) investing activities

For the twelve-month period ended December 31, 2025, net cash provided by investing activities amounted to US$24.8 million, compared to US$20.7 million of net cash used in investing activities in the same period of 2024, primarily as a result of an increase in sales and maturities of marketable securities to US$233 million for the twelve-month period ended December 31, 2025, from US$120.9 million in the same period of 2024. This was partially offset by an increase in purchases of marketable securities to US$204.4 million for the twelve-month period ended December 31, 2025, from US$133.7 million in the same period of 2024.

Net cash used in financing activities

For the twelve-month period ended December 31, 2025, net cash used in financing activities increased to US$61.6 million, compared to US$12.1 million of net cash used in financing activities in the same period of 2024, primarily as a result of the increase in the buyback of shares to US$59.1 million for the twelve-month period ended December 31, 2025, from US$11.2 million in the same period of 2024.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

Capital expenditures

Our capital expenditures, consisting of purchase of property and equipment, for the twelve-month periods ended December 31, 2025 and 2024, amounted to US$1.0 million and US$2.1 million, respectively, representing 0.4% and 0.9% of our total revenue for the twelve-month periods ended December 31, 2025 and 2024, respectively.

For 2026, we expect to maintain our capital expenditures as a percentage of our total revenue in line with the ratios we delivered in 2025. We expect to meet our capital expenditure needs for at least the next 12 months from our net cash provided by operating activities and our existing cash and cash equivalents.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

Off-balance sheet arrangements

As of December 31, 2025, we did not have any off-balance sheet arrangements.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

Quantitative and qualitative disclosures about market risk

We are exposed to market risks in the ordinary course of our business, including the effects of foreign currency fluctuations, derivative financial instruments, credit risk and liquidity risk. Information relating to quantitative and qualitative disclosures about these market risks is described below:

Interest rate risk

The interest risk arises from the possibility of us incurring losses due to fluctuations in interest rates in respect of fair value of future cash flows of a financial instrument.

Our investments are made for capital preservation purposes and we do not enter into investments for trading or speculative purposes. Our trade receivables, accounts payable and other liabilities do not bear interest.

Our cash, cash equivalents, and marketable securities consist primarily of interest-bearing accounts held by our parent company in USD. Such interest-earning instruments carry a degree of interest rate risk. To minimize interest rate risk, we intend to maintain our portfolio of cash equivalents in a variety of investment-grade securities, which may include commercial papers, money market funds, and government and non-government debt securities.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

Foreign currency exchange risk

We have significant operations internationally that are denominated in foreign currencies. Our exposure to foreign exchange risk is primarily related to fluctuations between the U.S. Dollar and the currency of Latin American countries in which we operate (primarily the Brazilian real, Argentine peso, Colombian peso, Chilean peso and Mexican peso). We transact business in various foreign currencies and have significant international revenues and costs. Our cash flows, results of operations and some of our intercompany balances are exposed to foreign exchange rate fluctuations that may differ materially from expectations. We may record significant gains or losses due to foreign currency fluctuations and related hedging activities.

Our subsidiaries determine their functional currency based on the currency that mostly impacts their economic environment (except for VTEX Argentina, which uses the U.S. dollars as functional currency). As a result, they generate revenues and incur expenses in currencies other than the Group’s presentation currency. As of the twelve-month period ended December 31, 2025 and in the year ended December 31, 2024, 22.0% and 20.8% of our revenues were denominated in, or linked to, U.S. dollars, respectively. As of December 31, 2025 and in the year ended December 31, 2024, our assets were represented by 60.4% and 67.7% in U.S. dollars, 39.6% and 32.3% in other currencies. As of December 31, 2025 and in the year ended December 31, 2024, our liabilities, excluding our total shareholders’ equity, were represented by 11.5% and 13.0% in U.S. dollars, 88.5% and 87.0% in other currencies.

We are exposed to foreign exchange fluctuations on the revaluation of foreign currency assets and liabilities. We use foreign exchange derivative products to hedge the risk of currency devaluation and hyper-inflation. By their nature, derivative financial instruments involve risk, including the credit risk of non-performance by counterparties. We use derivatives for hedging purposes and not as speculative investments.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 26, 2026

VTEX

By: /s/ Ricardo Camatta Sodre

Name: Ricardo Camatta Sodre

Title: Chief Financial Officer